# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Verastem, Inc., CIK 0001526119
CUSIP: 92337C203
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 117 KENDRICK STREET, SUITE 500, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-19-001575
Filed by CIK 0000918923

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,790,352; sole dispositive power 0; shared dispositive power 2,790,352; aggregate amount beneficially owned 2,790,352 (6% of the class)
- BVF I GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 2,790,352; sole dispositive power 0; shared dispositive power 2,790,352; aggregate amount beneficially owned 2,790,352 (6% of the class)
- BIOTECHNOLOGY VALUE FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,696,557; sole dispositive power 0; shared dispositive power 1,696,557; aggregate amount beneficially owned 1,696,557 (3.8% of the class)
- BVF II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,696,557; sole dispositive power 0; shared dispositive power 1,696,557; aggregate amount beneficially owned 1,696,557 (3.8% of the class)
- Biotechnology Value Trading Fund OS LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 182,755; sole dispositive power 0; shared dispositive power 182,755; aggregate amount beneficially owned 182,755 (0.4% of the class)
- BVF Partners OS Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 182,755; sole dispositive power 0; shared dispositive power 182,755; aggregate amount beneficially owned 182,755 (0.4% of the class)
- BVF GP HOLDINGS LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,486,909; sole dispositive power 0; shared dispositive power 4,486,909; aggregate amount beneficially owned 4,486,909 (9.5% of the class)
- BVF PARTNERS L P/IL: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,706,551; sole dispositive power 0; shared dispositive power 4,706,551; aggregate amount beneficially owned 4,706,551 (9.99% of the class)
- BVF INC/IL: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 4,706,551; sole dispositive power 0; shared dispositive power 4,706,551; aggregate amount beneficially owned 4,706,551 (9.99% of the class)
- LAMPERT MARK N: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 4,706,551; sole dispositive power 0; shared dispositive power 4,706,551; aggregate amount beneficially owned 4,706,551 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Verastem, Inc.
Address of issuer's principal executive offices: 117 Kendrick Street, Suite 500, Needham, MA 02494

## Item 2. Person Filing
Name of person filing:
Biotechnology Value Fund, L.P. ("BVF")

BVF I GP LLC ("BVF GP")

Biotechnology Value Fund II, L.P. ("BVF2")

BVF II GP LLC ("BVF2 GP")

Biotechnology Value Trading Fund OS LP ("Trading Fund OS")

BVF Partners OS Ltd. ("Partners OS")

BVF GP Holdings LLC ("BVF GPH")

BVF Partners L.P. ("Partners")

BVF Inc.

Mark N. Lampert ("Mr. Lampert")

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Biotechnology Value Fund, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF I GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Fund II, L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF II GP LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

Biotechnology Value Trading Fund OS LP
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF Partners OS Ltd.
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands

BVF GP Holdings LLC
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Partners L.P.
44 Montgomery St., 40th Floor
San Francisco, California 94104

BVF Inc.
44 Montgomery St., 40th Floor
San Francisco, California 94104

Mark N. Lampert
44 Montgomery St., 40th Floor
San Francisco, California 94104
Citizenship:
Biotechnology Value Fund, L.P.
Delaware

BVF I GP LLC
Delaware

Biotechnology Value Fund II, L.P.
Delaware

BVF II GP LLC
Delaware

Biotechnology Value Trading Fund OS LP
Cayman Islands

BVF Partners OS Ltd.
Cayman Islands

BVF GP Holdings LLC
Delaware

BVF Partners L.P.
Delaware

BVF Inc.
Delaware

Mark N. Lampert
United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on December 31, 2024, the Reporting Persons and a certain Partners managed account (the "Partners Managed Account") held an aggregate of 1,000,000 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), convertible for an aggregate of 833,333 Shares. A holder of the Series A Preferred Stock shall not have the right to convert any portion of the Series A Preferred Stock held by it to the extent that, after giving effect to such conversion, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Shares would be aggregated with such holder's Shares for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended, including any "group" of which the holder is a member, would beneficially own a number of Shares in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion (the "Conversion A Limitation"). As of the close of business on December 31, 2024, the Conversion A Limitation does not limit the conversion of any of the Series A Preferred Stock held by the Reporting Persons and the Partners Managed Account.

As of the close of business on December 31, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 2,500,000 Pre-Funded Warrants (the "Pre-Funded Warrants") exercisable for an aggregate of 2,500,000 Shares. The Pre-Funded Warrants are exercisable immediately at an exercise price of $0.001 per Share and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of the Pre-Funded Warrants will not be entitled to exercise any Pre-Funded Warrants that, upon giving effect to such exercise, would cause: (i) the aggregate number of Shares beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of the Issuer's securities beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 9.99% of the combined voting power of all of the Issuer's securities outstanding immediately after giving effect to the exercise (the "Pre-Funded Warrants Blocker"). As of the close of business on December 31, 2024, the Pre-Funded Warrants Blocker limits the exercise of the Pre-Funded Warrants held by the Reporting Persons and the Partners Managed Account to 1,772,750 out of the 2,500,000 Shares underlying the Pre-Funded Warrants.

As of the close of business on December 31, 2024, the Reporting Persons and the Partners Managed Account held an aggregate of 2,500,000 Warrants (the "Warrants") exercisable for an aggregate of 2,500,000 Shares. The Warrants are exercisable immediately at an exercise price of $3.50 per Share and may be exercised until 18 months from the date of issuance. A holder of the Warrants will not be entitled to exercise any Warrants that, upon giving effect to such exercise, would cause: (i) the aggregate number of Shares beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 9.99% of the number of Shares outstanding immediately after giving effect to the exercise; or (ii) the combined voting power of the Issuer's securities beneficially owned by such holder (together with its affiliates and other attribution parties) to exceed 9.99% of the combined voting power of all of the Issuer's securities outstanding immediately after giving effect to the exercise (the "Warrants Blocker"). As of the close of business on December 31, 2024, the Warrants Blocker prohibits the exercise of all the Warrants held by the Reporting Persons and the Partners Managed Account.

As of the close of business on December 31, 2024, (i) BVF beneficially owned 2,790,352 Shares, including 451,917 Shares underlying the Series A Preferred Stock held by it and 1,396,290 Shares underlying certain Pre-Funded Warrants held by it, and excluding 1,396,290 Shares underlying the Warrants held by it, (ii) BVF2 beneficially owned 1,696,557 Shares, including 319,083 Shares underlying the Series A Preferred Stock held by it and 376,460 Shares underlying certain Pre-Funded Warrants held by it, and excluding 556,780 Shares underlying certain Pre-Funded Warrants held by it and 933,240 Shares underlying the Warrants held by it, and (iii) Trading Fund OS beneficially owned 182,755 Shares, including 44,583 Shares underlying the Series A Preferred Stock held by it, and excluding 100,150 Shares underlying the Pre-Funded Warrants held by it and 100,150 Shares underlying the Warrants held by it.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 2,790,352 Shares beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,696,557 Shares beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 182,755 Shares beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 4,486,909 Shares beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 4,706,551 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, including 36,887 Shares held in the Partners Managed Account, which includes 17,750 Shares underlying the Series A Preferred Stock held by the Partners Managed Account, and excludes 70,320 Shares underlying the Pre-Funded Warrants held by it and 70,320 Shares underlying the Warrants held by it.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 4,706,551 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 4,706,551 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Account, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based upon a denominator that is the sum of (i) 44,506,526 Shares outstanding, which is the total number of Shares outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024, (ii) certain or all of the 833,333 Shares underlying the Series A Preferred Stock held by the Reporting Persons and Partners Managed Account, as applicable, and (iii) certain or all of 1,772,750 Shares underlying certain Pre-Funded Warrants held by the Reporting Persons, as applicable.

As of the close of business on December 31, 2024, (i) BVF beneficially owned approximately 6.0% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 3.8% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) BVF GP may be deemed to beneficially own approximately 6.0% of the outstanding Shares, (v) BVF2 GP may be deemed to beneficially own approximately 3.8% of the outstanding Shares, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, (vii) BVF GPH may be deemed to beneficially own approximately 9.5% of the outstanding Shares and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding Shares (less than 1% of the outstanding Shares are held in the Partners Managed Account).
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: BVF GP, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by Trading Fund OS and held in the Partners Managed Account.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 14, 2020.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (02/14/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (02/14/2025)